Consolidated Interim Financial Statements

For the nine months ended December 31, 2006 and 2005

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended December 31, 2006.

Consolidated Balance Sheets
Expressed in Canadian Dollars
Unaudited

	December 31, 2006	March 31, 2006

Assets
Current
Cash and cash equivalents	$17,155,804	$18,753,695
Amounts receivable and prepaids	574,953	376,334
Inventory	1,472,980	942,769
	19,203,737	20,072,798
Property and equipment (Note 3)	43,971,075	9,186,599
	$63,174,812	$29,259,397

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$1,190,092	$2,229,565

Non-current
Future income tax (Note 2)	5,329,492	-
Asset retirement obligations (Note 4)	201,088	-
	6,720,672	2,229,565

Share capital (Notes 5 and 7)	69,979,628	38,424,949
Contributed surplus	793,804	709,860
Deficit	(14,319,292)	(12,104,977)
	56,454,140	27,029,832
	$63,174,812	$29,259,397

See accompanying notes.

Approved by the Board of Directors:

“Garth Johnson”	“Drew Cadenhead”
Garth Johnson, Director	Drew Cadenhead, Director

Consolidated Statements of Operations and Deficit
Expressed in Canadian Dollars
Unaudited

	Three months ended		Nine months ended
	December 31		December 31
	2006	2005	2006	2005

Revenues
Production revenue	$337,311	$-	$572,227	$-
Royalties	(16,542)		(28,288)
	320,769	-	543,939	-

Expenses
General and administrative	430,745	402,270	1,325,210	961,060
Production costs	113,775	-	243,083	-
Stock option compensation (Note 5)	39,219	91,500	83,944	123,829
Directors & officers insurance	13,900	12,094	39,292	20,156
Foreign exchange	(634,690)	5,562	(87,444)	230,571
Depletion and Depreciation	85,057	2,094	172,318	5,111
Accretion	1,871	-	3,742	-
	(49,877)	(513,520)	(1,780,145)	(1,340,727)

Other Items
Interest income	272,195	163,643	667,462	215,870
Write-off of oil and gas properties
(Note 3)	(1,314,585)	(5,140)	(1,645,571)	(99,788)
Gain on sale of marketable securities	-	-	-	39,912
	(1,042,390)	158,503	(978,109)	155,994

Net loss for the period	(771,498)	(355,017)	(2,214,315)	(1,184,733)

Deficit, beginning of period	(13,547,794)	(11,509,131)	(12,104,977)	(10,679,415)

Deficit, end of period	$(14,319,292)	$(11,864,148)	$(14,319,292)	$(11,864,148)

Loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted average number of shares
outstanding	91,631,081	34,286,086	91,631,081	34,286,086

See accompanying notes.

Consolidated Statements of Cash Flows
Expressed in Canadian Dollars
Unaudited

	Three months ended		Nine months ended
	December 31		December 31
	2006	2005	2006		2005

Operating Activities
Net loss for the period	$(771,498)	$(355,017)	$(2,214,315	) $	$(1,184,733)
Changes in non-cash operating items:
Amortization	1,608	2,094	4,824		5,111
Stock option compensation	39,219	91,500	83,944		123,829
Write-off of oil and gas properties	1,314,585	5,140	1,645,571		99,788
Accretion	1,871	-	3,742		-
Depletion	83,449	-	167,494		-
Gain on sale of marketable securities	-	-	-		(39,912)
	669,234	(256,283)	(308,740)		(995,917)
Changes in non-cash working capital
accounts:
Amounts receivable and prepaids	(194,997)	(387,081)	(198,619)		(484,127)
Due to/from related parties	-	(19,532)	-		-
Accounts payable and accrued liabilities	(17,149)	254,443	(2,218,134)		(246,077)
Cash provided by (used in) operating
activities	457,088	(408,453)	(2,725,493)		(1,726,121)

Financing Activities
Issuance of common shares	(41,791)	(41,441)	28,054,679		20,370,541
Cash provided by (used in) financing
activities	(41,791)	(41,441)	28,054,679		20,370,541

Investing Activities
Purchase of property and equipment	(6,371,592)	(1,192,507)	(26,396,866)		(2,568,654)
Inventory	(255,380)	(562,027)	(530,211)		(562,027)
Proceeds from sale of marketable securities	-	-	-		43,212
Cash used in investing activities	(6,626,972)	(1,754,534)	(26,927,077)		(3,087,469)

Net increase (decrease) in cash during
the period	(6,211,675)	(2,204,428)	(1,597,891)		15,556,951
Cash and cash equivalents - Beginning
of the period	23,367,479	24,130,314	18,753,695		6,368,935
Cash and cash equivalents – End of
the period	$17,155,804	$21,925,886	$17,155,804		$21,925,886

See accompanying notes.
Supplementary disclosures: Interest received $ 272,195		$163,643	$667,462		$215,870

Non-cash investing activities:
The Company incurred $1,178,661 in exploration expenditures which amounts were in accounts payable at December 31, 2006. The Company also recorded an aggregate of $8,979,136 in non-cash acquisition costs related to the acquisition of Cheal Petroleum Limited as more fully described in the accompanying notes.

Notes to the Consolidated Interim Financial Statements
Nine Months Ended December 31, 2006
Expressed in Canadian Dollars
Unaudited

Note 1 – Accounting Policies and Basis of Presentation

The unaudited consolidated interim financial statements of TAG Oil Ltd. and its wholly owned subsidiaries have been prepared in accordance with generally accepted accounting principles in Canada, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at March 31, 2006, with the exception of the treatment of stock-option compensation which changed during the 2007 fiscal year.

The Company continues to use the fair value method for valuing stock option grants and, under this method, compensation cost attributable to all stock options granted is measured at fair value at the grant date. Until March 31, 2006 this compensation cost was expensed in the year of grant with a corresponding increase in contributed surplus. Beginning April 1, 2006 the Company is amortizing the fair value of option grants over the vesting period of the granted options. Consideration paid upon the exercise of the stock options will be recorded as an increase to share capital together with the corresponding amounts previously recognized in contributed surplus.

The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to December 31, 2006 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2006.

Note 2 – Acquisition of Cheal Petroleum limited, PEP 38757 Limited and PEP 38758 Limited

On June 16, 2006 the Company acquired all of the issued and outstanding shares of Cheal Petroleum Limited, PEP 38757 limited and PEP 38758 Limited, collectively referred to as “Cheal” all of which are arms length oil and gas companies. The Cheal acquisition was accounted for by the purchase method and the shares were acquired for an aggregate of $16,439,074 by the issuance of 5,000,000 common shares of the Company priced at $0.70 per share plus cash consideration of $12,939,074.

The acquisition was accounted for as of the closing date with the purchase price allocated to the assets and liabilities as shown below:

Calculation of purchase price

Cash for purchase of shares	$12,839,074
Fair value of shares issued	3,500,000
Transaction costs	100,000
$16,439,074

Allocation of purchase price

Oil and gas properties	$22,168,070
Equipment	346,837
Asset retirement obligations	(149,644)
Future income taxes	(5,329,492)
Working capital	(596,697)
$16,439,074

Note 3 – Property and Equipment

				Depletion	Net Book
	Working	Net Book	Additions	Recoveries and	Value at
	Interest	Value at	During the	Write-offs During	December 31,
	%	March 31, 2006	Period	During The Period	2006
Oil and Gas Properties
Proved
New Zealand:
PEP 38738-S	30.50	$-	$23,376,515	$(167,494)	$23,209,021
Unproved
New Zealand:
PMP 38153	15.00	9,597	13,676	-	23,273
PMP 38157	25.00	4,342	8,473,603	-	8,477,945
PEP 38256	100.00	417,568	46,888	-	464,456
PEP 38258	25.00	79,167	206,993	(286,160)	-
PEP 38260	-	512,885	60,059	(572,944)	-
PEP 38341	35.50	523,150	-	-	523,150
PEP 38342	35.50	502,635	-	-	502,635
PEP 38732	-	1,000	48,549	(49,549)	-
PEP 38736	-	29,843	10,637	(40,480)	-
PEP 38738-D	15.10	-	1,702,508	-	1,702,508
PEP 38741	45.00	1,637,891	127,131	-	1,765,022
PEP 38744	25.00	-	17,085	-	17,085
PEP 38745	83.33	554,925	21,924	-	576,849
PEP 38746	33.33	95,538	76,354	-	171,892
PEP 38748	33.33	-	-	-	-
PEP 38751	33.33	563,522	2,464	(565,986)	-
PEP 38757	100.00	2,466,661	61,883	-	2,528,544
PEP 38758	100.00	983,650	584,168	-	1,567,818
PEP 38765	38.30	690,155	53,351	(196,028)	547,478
PEP 38766	66.67	-	9,513	(9,513)	-
PEP 38767	-	83,234	213,410	(296,644)	-
New interests	-	-	129,813	-	129,813
		9,155,763	35,236,524	(2,184,798)	42,207,489
Equipment
Share of JV Assets		-	1,646,928	-	1,646,928
Office		30,836	90,646	(4,824)	116,658

Total		$9,186,599	$36,974,098	$(2,189,622)	$43,971,075

The Company’s oil and gas properties are located in New Zealand and its interests in these properties are maintained pursuant to the terms of exploration and mining permits granted by the national government. The Company is satisfied that evidence supporting the current validity of these permits is adequate and acceptable by prevailing industry standards in respect to the current stage of exploration on these properties.

The Company’s joint venture partner in PEP 38260 purported to cancel its agreement with the Company and revoke the Company’s right to explore in the permit area, claiming the Company is in default of its obligations. The Company strongly denies the claims made by the partner in the permit and is taking legal advice. However, as a result of the uncertainty related to the permit, the Company has chosen to write-off the costs associated with PEP 38260.

On June 16, 2006, the Company acquired all of the outstanding shares of Cheal Petroleum Limited (“Cheal”), PEP 38757 Limited and PEP 38758 Limited all located in New Zealand. Cheal owns a 30.5% interest in PEP 38738-S containing the Cheal Oil Field and a 15.1% interest in PEP 38738-D containing the Cardiff deep gas prospect. Consideration paid for these three companies was NZ$18,542,857 (CDN$12,839,074), 5 million shares of the Company and a 0.775% gross over riding royalty on PEP 38738-D. PEP 38757 Limited and PEP 38758 Limited were subsequently removed from the Companies register in New Zealand as they did not contain any assets.

During the nine months ended December 31, 2006, a mining permit was granted “PMP 38156” which covers a 30.3 square kilometer area of PEP 38738-S and PEP 38738-D, with the remaining 16.1 square kilometers of the original permit continuing to be held in PEP 38738.

During the nine-month period ended December 31, 2006 the Company relinquished its interests in PEP 38732, PEP 38736 and PEP 38767 and has written-off the costs associated with each permit. The Company also elected to write off the costs associated with its interests in PEP 38258, PEP 38766 and PEP 38751 after an assessment was completed that determined that that the costs related to each permit were unlikely to be recovered as the permits are expected to be relinquished.

Refer to Note 2 and 7

Note 4 – Asset retirement obligations

The following is a continuity of asset retirement obligations for the nine months ended December 31, 2006:

Balance at March 31, 2006	$-
Acquired liability	149,644
Liabilities incurred	47,702
Accretion expense	3,742
Balance at December 31, 2006	$201,088

The Company’s asset retirement obligations result from net ownership interests in petroleum and natural gas development activity and, during the quarter ended December 31, 2006, the Company recorded an additional liability of $47,702 as a result of the four additional wells being drilled on PEP 38738-S. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations to be approximately $321,455 which will be incurred between 2015 and 2020.

The fair value of the liability for the Company’s asset retirement obligation is recorded in the period in which it is incurred, using an inflation rate of 5% and discounted to its present value using a credit adjusted risk free rate of 8% and the corresponding amount is recognized by increasing the carrying amount of the oil and gas properties. The liability is accreted each period and the capitalized cost is depreciated over the useful life of the related asset using the unit-of-production method.

Refer to Note 3

Note 5 – Share Capital

a)	Authorized and Issued Share Capital
The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number	Stated
Issued and fully paid:	of Shares	Value
Balance at March 31, 2006	46,631,081	$38,424,949
Private placement, net of issue costs	40,000,000	28,054,679
Acquisition of Cheal Petroleum Limited	5,000,000	3,500,000
Balance at December 31, 2006	91,631,081	$69,979,628

During the first quarter of the 2007 fiscal year the Company completed a brokered private placement financing consisting of 40,000,000 shares at a price of $0.75 per share.

On June 16, 2006 the Company issued 5,000,000 shares valued at $0.70 per share based on the closing share price of the Company on the date of issuance, as partial consideration for the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited.

Refer to Note 2 and 3

b)	Share Purchase Warrants and Stock Options
The following is a continuity of outstanding share purchase warrants:

	Number of	Weighted Average
	Share Purchase Warrants	Exercise Price (1)
Balance at March 31, 2006	942,495	$1.09
Expired during the period	(942,495)	(1.09)
Exercisable at December 31, 2006	-	$-

(1) Certain of the share purchase warrants that expired were denominated in US dollars and were converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At December 31, 2006, there are no share purchase warrants are outstanding.

The following is a continuity of outstanding stock options:

	Number of	Weighted Average
	Options	Exercise Price (1)
Balance at March 31, 2006	1,025,000	$0.83
Granted during the period	100,000	0.90
Granted during the period	625,000	0.70
Granted during the period	60,000	0.52
Outstanding at December 31, 2006	1,960,000	$0.78

(1) Certain outstanding options are denominated in US dollars and have been converted to Canadian dollars using the March 31, 2006 closing exchange rate.

At December 31, 2006, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Dat
100,000	US$0.65	May 31, 2008
125,000	US$0.65	February 10, 2010
400,000	US$0.65	January 1, 2010
75,000	US$0.65	May 10, 2010
25,000	US$0.95	July 29, 2010
150,000	$1.30	November 22, 2010
150,000	$0.66	January 2, 2011
100,000	$0.90	April 25, 2011
625,000	$0.70	August 2, 2011
60,000	$0.52	November 22, 2011
1,810,000

During the nine months ended December 31, 2006 the Company granted options to acquire a total of 785,000 common shares of the Company. 600,000 of these options were granted to directors of the Company and vest over eighteen months and 185,000 to employees with vesting terms over twenty-four months.

During the period ended December 31, 2006, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 42% and the risk free interest rate of 4.5% to calculate an option benefit at the dates of grant of $0.32 per option share granted, amortized over the vesting period of eighteen months for a total option benefit of $83,944 being recorded for the period to date.

Refer to Note 7

Note 6 – Comparative Figures

Certain of the prior year’s figures may have been reclassified in conformity with the current period’s financial statement presentation.

Note 7 – Subsequent Events

a)	Stock Options
On February 1, 2007 the Company granted options to an employee to acquire a total of 150,000 common shares of the Company at a price of $0.57 per share, vesting over twenty-four months.

b)	Property and Equipment

On February 19, 2007 PEP 38258 and PEP 38766 were relinquished.

In February 2007 the Company’s joint venture partner in PEP 38260 purported to cancel its agreement with the Company and revoke the Company’s right to explore in the permit area, claiming the Company is in default of its obligations. The Company strongly denies the claims made by the partner in the permit and is taking legal advice.